NEOVASC INC.

STATEMENT OF EXECUTIVE COMPENSATION

(for the year ended December 31, 2019)

The following information is presented in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F6 - Statement of  Executive Compensation ("Form 51-102F6"), and sets forth compensation for each NEO (as defined below) and director of Neovasc Inc. ("Neovasc" or the "Company") during the financial year ending December 31, 2019. This Statement of Executive Compensation is dated for reference May 7, 2020. All information provided herein is current as of December 31, 2019 unless otherwise stated.

GENERAL

Interpretation

For the purpose of this "Statement of Executive Compensation":

"Board" means the Company's board of directors;

"Common Shares" means common shares without par value in the capital of the Company;

"Compensation Committee" means the compensation committee of the Board;

"Independent Director" has the meaning given to such term in the listing standards of the Nasdaq;

"Nasdaq" means Nasdaq Capital Markets;

"Option Plan" means the Company's existing amended and restated stock option plan, which was approved by the Company's shareholders on June 12, 2012, subsequently on June 18, 2013, June 18, 2014, June 13, 2017 and June 4, 2018 and amended by the Board on December 2, 2019;

"Options" mean stock options to purchase Common Shares;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Share Units" means units credited by means of an entry on the books of the Company to a participant pursuant to the Share Unit Plan;

"Share Unit Plan" means the Company's existing share unit plan, which was approved by the Company's Board on December 2, 2019;

"TSX" means the Toronto Stock Exchange; and

"TSXV" means the TSX Venture Exchange.

Currency

In this Statement of Executive Compensation, unless otherwise indicated, all dollar amounts and references to "$" are to US dollars.  All references to "C$" are to Canadian dollars.

- i -

Named Executive Officers

The following individuals are defined as "named executive officers" or "NEOs" pursuant to Form 51-102F6 Statement of Executive Compensation:

(a) the Chief Executive Officer (the "CEO") of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(b) the Chief Financial Officer (the "CFO") of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(c) each of Neovasc's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than $150,000 per year. "Executive Officer" means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year

Each of Fred Colen, President and CEO, Chris Clark, Chief Financial Officer ("CFO") and Secretary, Bill Little, Chief Operating Officer ("COO"), John Panton, Chief Quality Officer ("CQO"), Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs ("VP, CRA"), and Aaron Chalekian, Vice-President, Product Development & Manufacturing Engineering ("VP, PD&E") is an NEO of the Company for the purposes of this disclosure.

Compensation Discussion and Analysis

The Executive Compensation Program (as defined below) is set to attract and retain the best available talent while efficiently utilizing available resources.  The Company compensates executive management with a package typically including a base salary ("Base Salary"), an incentive compensation plan ("Incentive Compensation") and equity compensation ("Equity Compensation") designed to be competitive with comparable employers and to align management's compensation with the long-term interests of the Company's shareholders. Incentive Compensation is used as a short-term incentive to achieve Company objectives and Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.

The Base Salary, Incentive Compensation and Equity Compensation for the Company's NEOs were determined by the Compensation Committee. Each of the Compensation Committee members has direct experience that is relevant to his or her responsibilities in executive compensation. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Compensation Committee mandate tasks the Compensation Committee with reviewing the Company's compensation policies on an annual basis to determine whether they are aligned with the Company's risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the Equity Compensation policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the Equity Compensation policy that are reasonably likely to have a material adverse effect on the Company.

While there is currently no formal policy prohibiting directors and NEOs from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs, no director or NEO has purchased any such financial instruments as of the date hereof.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested on Common Shares of the Corporation, with $100 invested in the S&P TSX Composite Index from December 31, 2015 to December 31, 2019 (the Company's most recent financial year end)

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019
Neovasc Inc.	100.00	37.12	12.00	0.133	0.120
S&P TSX Composite Index	100.00	117.51	124.59	110.09	131.20

The trend in overall compensation paid to the NEOs over the last five years has generally not tracked the performance of the market price of the Company's common shares, nor has it tracked the S&P TSX Composite Index during the period.  The Company has not included market price targets for its common shares as a component of the Company's executive compensation program and strategy.

Base Salary

The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management's compensation, the Board takes into consideration the financial condition of the Company.

Stock-Based and Cash-Based Bonuses

For the year ended December 31, 2017, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 50% of their potential cash-based award for 2016 based on their achievements against the objectives.

For the year ended December 31, 2018, the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen's, 70% of Chris Clark and Vicki Bebeau's and 30% of each remaining NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and the Reducer.

For the year ended December 31, 2019, the Compensation Committee the Compensation Committee continued with a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen's, 70% of Chris Clark, Bill Little and Vicki Bebeau's and 30% of each remaining NEOs Base Salary were paid based on objectives pertaining to the development of the Tiara and the Reducer.

The bonuses available and paid to the NEOs during the financial year ended December 31, 2019 were:

NEO	BONUS AVAILABLE	BONUS PAID
Fred Colen (President & CEO)	$401,700	$369,461
Chris Clark (CFO)	C$245,700	C$221,130
Bill Little (COO)	$24,231	$23,746
John Panton (CQO)	C$71,484	C$64,336
Vicki Bebeau (VP, C&R)	$191,221	$186,440
Aaron Chalekian (VP, PD&E)	$68,046	$61,241

Share Based and Option-Based Awards

The Board maintains the authority to award Equity Compensation, including Options and Share Units pursuant to the Option Plan and the Share Unit Plan, to the Company's NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of Options under the Option Plan and 5% of the Common Shares issued and outstanding at any time pursuant to the Share Unit Plan. In determining NEOs' Equity Compensation, the Compensation Committee reviews each executive's contribution to the Company's strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives' options and share units. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of Options and Share units, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. See the heading "Securities Authorized for Issuance under Equity Compensation Plans" for further information regarding the Option Plan and the Share Unit Plan.

Compensation Committee

The Compensation Committee of the Company is composed of Doug Janzen (Chairman), Steve Rubin and Paul Geyer, all of whom are Independent Directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Compensation Committee Biographies" below. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company's policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

  reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;

  reviews the recommendations of the CEO regarding:

    compensation of the senior executive officers of the Company that report to the CEO;

    the compensation policy of the Company (the "Executive Compensation Program"), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate; and

    significant changes in Company's benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and

    issuance of stock options and share units to employees, consultants, and directors; and

  reviews overall compensation programs.

Compensation Committee Biographies

Douglas Janzen - Director

Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been Chairman of Lexington Biosciences., a company listed on the TSXV, since January 2017. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company's Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company's Audit and Strategic Activities and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. ("Cardiome"), a Nasdaq-listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver's "Top 40 under 40" award.

Paul Geyer - Director

Mr. Geyer resigned as President and Chief Executive Officer of the Company on July 1, 2008. Mr. Geyer has served on the Company's Board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company's Audit and Strategic Activities Committee and the Company's Compensation Committee.

From June 2009 to January 2019, Mr. Geyer was Executive Chair of the board of directors of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc.

Mr. Geyer is currently the Chief Executive Officer of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several private Health Technology companies. Mr. Geyer is also a Board member and past Chairman of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.

Steven Rubin - Chairman of the Board and Director

Mr. Rubin is Chairman of the Board. He has served as Executive Vice President - Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age and Eloxx Pharmaceuticals, Inc. (Formerly Sevion Therapeutics, Inc.) (NASDAQ:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company's board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company's Audit and Strategic Activities Committee and the Company's Compensation Committee.

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2017, 2018 and 2019 is summarized as follows:

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive Plan compensation ($)		Pension Value ($)(4)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term incentive plans ($)
Fred Colen President & CEO	2019 2018	$401,700(7) $390,000(7)	N/A N/A	$765,489(1) $679,401(2)	$369,641 $349,500	N/A N/A	$8,400 NIL	NIL NIL	$1,545,230 $1,418,901
Chris Clark CFO & Secretary	2019 2018 2017	$270,797(5) $257,256(6) $257,256	N/A N/A N/A	$311,371(1) $216,128(2) $109,433(3)	$169,695 $153,067 $38,478	N/A N/A N/A	NIL NIL NIL	NIL NIL NIL	$751,863 $626,451 $405,167
Bill Little COO	2019	$300,000	$455,809	N/A	$23,746	N/A	NIL	NIL	$779,555
John Panton CQO	2019 2018 2017	$183,833(5) $153,303(6) $124,885	N/A N/A N/A	$161,500(1) $134,946(2) $84,004(3)	$49,635 $35,400 $36,780	N/A N/A N/A	$4,596 $3,832 $3,126	NIL NIL NIL	$399,564 $327,481 $248,795
Vicki Bebeau VP, C&R	2019 2018 2017	$263,680 $263,680 $256,000	N/A N/A N/A	$156,471(1) $137,252(2) $218,865(3)	$186,440 $92,288 $36,853	N/A N/A N/A	$6,449 $6,449 $4,914	NIL NIL NIL	$624,123 $499,699 $516,632
Aaron Chalekian VP, PD&E	2019 2018 2017	$214,958 $190,200 $174,635	N/A N/A N/A	$161,027(1) $140,959(2) $98,512(3)	$61,241 $33,000 $55,530	N/A N/A N/A	$6,449 $6,449 $4,063	NIL NIL NIL	$455,893 $370,608 $332,740

Notes:

(1) The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.51%; b) expected life of 4 years; c) the price of the stock on the grant date of $4.30; d) expected volatility of 141%; and e) no expected dividend payments.. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2) The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 2.24%; b) expected life of 4 years; c) the price of the stock on the grant date of $30.03; d) expected volatility of 72%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3) These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company's financial statements.

(4) Amounts equal to RRSP monthly payments by the Company. See "Pension Plan Benefits".

(5) This amount was originally paid in Canadian dollars and has been converted into U.S. dollars using the 2019 average annual exchange rate of the Federal Reserve of U.S.$0.7715 per Canadian Dollar

(6) This amount was originally paid in Canadian dollars and has been converted into U.S. dollars using the 2018 average annual exchange rate of the Federal Reserve of U.S.$0.7329 per Canadian Dollar.

(7) Mr. Colen did not receive any compensation related to his services as a director of the Company.

Outstanding Option-Based and Share-Based Awards

No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based and share-based awards as at December 31, 2019, for each NEO:

	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Fred Colen (President & CEO)	2,000 250 60,000 25,000 100,000 12,500	$630.00 $60.00 $27.20 $8.80 $4.10 $5.00	January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026 March 26, 2027 May 31, 2027	NIL NIL NIL NIL $40,250 $2,219	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Chris Clark (CFO & Secretary)	100 300 125 30,000 10,000 50,000 5,000	C$1,900.00 $630.00 $60.00 $27.20 $8.80 $4.10 $5.00	March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026 March 26, 2027 May 31, 2027	NIL NIL NIL NIL NIL $20,125 $888	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
Bill Little (COO)	NIL NIL	N/A N/A	N/A N/A	NIL NIL	94,406 58,550	$281,330 $174,479	N/A N/A
John Panton (CQO)	50 25 21 50 200 75 10,000 5,000 25,000 7,500	C$8,430.00 C$7,920.00 C$5,190.00 C$1,900.00 $630.00 $60.00 $27.20 $8.80 $4.10 $5.00	June 1,2020 July 31, 2020 December 28, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026 March 26, 2027 May 31, 2027	NIL NIL NIL NIL NIL NIL NIL NIL $10,063 $1,331	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A
Vicki Bebeau (VP, C&R)	50 200 300 125 10,000 5,000 25,000 7,500	C$11,760.00 C$1,900.00 $630.00 $60.00 $27.20 $8.80 $4.10 $5.00	March 27, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026 March 26, 2027 May 31, 2027	NIL NIL NIL NIL NIL NIL $10,063 $1,331	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A
Aaron Chalekian (VP, PD&E)	75 27 50 200 75 10,000 5,000 25,000 7,500	C$11,111.00 C$5,190.00 C$1,900.00 $630.00 $60.00 $27.20 $8.80 $4.10 $5.00	April 16, 2020 December 28, 2020 March 31, 2022 January 24, 2026 March 31, 2026 September 30, 2026 December 3, 2026 March 26, 2027 May 31, 2027	NIL NIL NIL NIL NIL NIL NIL $10,063 $1,331	N/A N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A N/A

Notes:

(1) Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's common shares as at December 31, 2019 (C$5.41closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:

Name and principal position	Option-based awards - value vested during the year ($)(1)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
Fred Colen (President & CEO)	NIL	N/A	N/A
Chris Clark (CFO & Secretary)	NIL	N/A	N/A
Bill Little (COO)	NIL	N/A	N/A
John Panton (CQO)	NIL	N/A	N/A
Vicki Bebeau (VP, C&R)	NIL	N/A	N/A
Aaron Chalekian (VP, PD&E)	NIL	N/A	N/A

Notes:

(1) All options are granted at market price.

The following table sets out the burn rate of the Option Plan for the three most recently completed financial years:

Year	Options Granted	Weighted Average Securities Outstanding (000,000)	Burn Rate
2019	697,150	6,511,672	10.71%
2018	366,053	1,416,011	25.85%
2017	1,844	81,524	2.26%

Pension Plan Benefits

The Company does not provide a pension plan for NEOs. The Company matches 50% of the contributions paid by certain NEOs into their Registered Retirement Savings Plans or 401(k) plans in the United States ("RRSP"). Certain NEOs each contribute 7.5% of their salaries to their respective RRSPs and receive a benefit of a 3.75% contribution paid by the Company.

Termination and Change of Control Benefits

Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO's responsibilities:

1. January 22, 2018, the Company appointed Fred A. Colen as President and Chief Executive Officer. Pursuant to his employment agreement, Mr. Colen is entitled to a base salary, which is $401,700 for the 2019 financial year, a bonus of up to 100% of his salary based on meeting certain operational objectives, 401K matching and to participate in the Company's Option Plan. Upon termination without cause, Mr. Colen is entitled to receive the entirety of his compensation for an additional 6-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Colen will receive a cash payment equal to approximately 2 times his base salary and 2 times 3.75% of his base salary as additional retirement plan contributions and 100% of his Options will immediately vest. Mr. Colen's employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason. Assuming Mr. Colen was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $215,914

Termination within 12 months following a change of control: $818,464

2. In October 2007, Mr. Clark became CFO of the Company. Pursuant to his employment agreement, as amended, Mr. Clark is entitled to a base salary, which was C$351,000 for the 2018 financial year, a bonus of up to 70% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company's Option Plan. Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 16-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Clark's employment agreement also provides for certain non-competition and non-solicitation restrictions within 15 months of the termination of his employment, for any reason. Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$830,700

Termination within 12 months following a change of control: C$930,150

3. In November 7, 2019 Mr. Little was appointed Chief Operating Officer of the Company. Pursuant to his employment agreement, as amended, Mr. Little is entitled to a base salary, which was $300,000 for the 2019 financial year, a bonus of up to 70% of his salary based on meeting certain operational objectives, 401K matching and to participate in the Company's Option Plan. Upon termination without cause, Mr. Little is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Little will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Little's employment agreement also provides for certain non-competition and non-solicitation restrictions within 15 months of the termination of his employment, for any reason. Assuming Mr. Little was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $412,500

Termination within 12 months following a change of control: $795,000

4. In May 2014, Ms. Bebeau became VP, Clinical Affairs of the Company. Pursuant to her employment agreement, as amended, Ms. Bebeau is entitled to a base salary, which was $273,173 for the 2019 financial year, a bonus of up to 70% of her salary based on meeting certain operation objectives, 401k matching and to participate in the Company's Option Plan. Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for an additional 9-month period.  In addition, if such termination occurs within 12 months of a change of control Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason. Assuming Ms. Bebeau was terminated on the last business day of the most recently completed financial year, she would receive the following estimated payments:

Termination without cause:  $220,815

Termination within 12 months following a change of control:  $607,810

5. In March 2015, Mr. Chalekian became Vice-President, Product Development & Manufacturing Engineering of the Company. Pursuant to his employment agreement, Mr. Chalekian is entitled to a base salary, which was $226,820 for the 2019 financial year, a bonus of up to 30% of his base salary based on meeting certain operational objectives, 401k matching and to participate in the Company's Option Plan. Upon termination without cause, Mr. Chalekian is entitled to receive the entirety of his compensation for one month's notice for each complete year of service up to a maximum of 9 months. In addition, if such termination occurs within 12 months of a change of control Mr. Chalekian will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Chalekian's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Chalekian was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $120,971

Termination within 12 months following a change of control: $391,265

6. Mr. Panton joined the Company in May 2015 as Director of Quality Systems, moved to Vice-President of Quality in November 2017 and appointed to Chief Quality Officer on May 6, 2020. .Pursuant to his employment agreement, Mr. Panton is entitled to a base salary, which was C$238,280 for the 2018 financial year, a bonus of up to 30% of his base salary based on meeting certain operational objectives, RRSP matching and to participate in the Company's Option Plan. Upon termination without cause, Mr. Panton is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control Mr. Panton is will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Panton's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Panton was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

Termination without cause: C$256,151

Termination within 12 months following a change of control: C$411,033

Director Compensation

In 2019, the directors of the Company (excluding any executive officers) were paid an annual retainer of $50,000, without any meeting fees. In addition, the Chairman of the Board, Mr. Steven Rubin, was paid an extra annual retainer of $10,000 and the Chairman of the Audit and Strategic Activities Committee, Mr. Paul Geyer, was paid an extra annual retainer of $10,000. On June 4, 2018, Mr. Paul Geyer resigned as Chairman of the Board and was appointed Chairman of the Audit and Strategic Activities Committee and Mr Steven Ruben resigned as Chairman of the Audit and Strategic Activities Committee and was appointed Chairman of the Board. On June 4, 2019, Dr. William O'Neill resigned from the board of Directors and Fred Colen was elected in his place, and on September 16, 2019, Jane Hsiao resigned from the board of Directors and Norman Radow was appointed in her place.

Summary of Compensation

During the Company's most recently completed financial year of December 31, 2019, the compensation paid to each director, who was not an NEO, is summarized as follows:

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fees ($)	Share-Based Awards ($)		Option-Based Awards ($)	Annual Incentive Plans ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Steven Rubin Chairman and Director	$60,000	N/A		$42,847	N/A	N/A	N/A	N/A	$102,847
Paul Geyer Director	$60,000	N/A		$42,847	N/A	N/A	N/A	N/A	$102,847
Norman Radow(1) Director	$14,583	N/A	$	Nil	N/A	N/A	N/A	N/A	$14,583
Douglas Janzen Director	$50,000	N/A		$44,593	N/A	N/A	N/A	N/A	$94,593
Alexei Marko Director	NIL	N/A		$44,593	N/A	N/A	N/A	N/A	$44,593
Jane Hsiao(2) Former Director	$35,417	N/A		$42,847	N/A	N/A	N/A	N/A	$78,264
William O'Neill(3) Former Director	$25,000	N/A		$42,847	N/A	N/A	N/A	N/A	$67,847

Notes:

(1) Norman Radow was appointed on September 16, 2019.

(2) Jane Hsiao resigned from the Board on September 16, 2019.

(3) Dr. William O'Neill resigned from the Board on June 4, 2019.

Share-based Awards and Option-based Awards

No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2019 for each director who was not an NEO:

Option- based Awards	Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Steven Rubin Chairman	15 30 50 10,000 20,000	C$11,176.00 C$1,900.00 $630.00 $27.20 $4.10	March 27, 2020 March 31, 2022 January 24, 2026 September 30, 2026 March 26, 2027	NIL NIL NIL NIL $8,050	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Paul Geyer Director	15 30 50 10,000 20,000	C$11,176.00 C$1,900.00 $630.00 $27.20 $4.10	March 27, 2020 March 31, 2022 January 24, 2026 September 30, 2026 March 26, 2027	NIL NIL NIL NIL $8,050	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Norman Radow Director	NIL	N/A	N/A	NIL	N/A	N/A	N/A
Douglas Janzen Director	15 30 70 10,000 20,000	C$11,176.00 C$1,900.00 $630.00 $27.20 $4.10	March 27, 2020 March 31, 2022 January 24, 2026 September 30, 2026 March 26, 2027	NIL NIL NIL NIL $8,050	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Alexei Marko Director	125 70 10,000 20,000	C$1,900.00 $630.00 $27.20 $4.10	March 31, 2022 January 24, 2026 September 30, 2026 March 26, 2027	NIL NIL NIL $8,050	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Jane Hsiao Former Director	15 30 50 10,000 20,000	C$11,176.00 C$1,900.00 $630.00 $27.20 $4.10	March 27, 2020 March 31, 2022 January 24, 2026 September 30, 2026 March 26, 2027	NIL NIL NIL NIL $8,050	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
William O'Neill Former Director	15 30 50 10,000 20,000	C$11,176.00 C$1,900.00 $630.00 $27.20 $4.10	March 27, 2020 March 31, 2022 January 24, 2026 September 30, 2026 March 26, 2027	NIL NIL NIL NIL $8,050	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

Notes:

(1) Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's common shares as at December 31, 2019 (C$5.41 closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each director who was not a NEO:

Name and principal position	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Steven Rubin (Chairman)	NIL	N/A	N/A
Paul Geyer (Director)	NIL	N/A	N/A
Douglas Janzen (Director)	NIL	N/A	N/A
Alexei Marko (Director)	NIL	N/A	N/A
Norman Radow (Director)	NIL	N/A	N/A
Jane Hsiao (Former Director)	NIL	N/A	N/A
William O'Neill (Former Director)	NIL	N/A	N/A

Notes:

(1) All options are granted at market price.

Securities Authorized for Issuance Under Equity Compensation Plans

The Board maintains the authority to award Equity Compensation, including Options pursuant to the Option Plan and Share Units pursuant to the Share Unit Plan, to the Company's NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan and up to 5% of the Common Shares issued and outstanding at any time reserved for issuance upon settlement of Share Units for eligible participants under the Share Unit Plan. In determining NEOs' Equity Compensation, the Compensation Committee reviews each executive's contribution to the Company's strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives' Options and Share Units. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of Options and Share Units, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as at December 31, 2019)	Weighted-average exercise price of outstanding options, warrants and rights (as at December 31, 2019)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at December 31, 2019)
Equity compensation plans approved by securityholders(1)	1,051,665	$20.63	254,352
Equity compensation plans not approved by securityholders(2)	152,956	$nil	282,382
Total	1,204,621	$18.01	536,735

Notes:

(1) The Option Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders. The Option Plan provides that 15% of the issued and outstanding Common Shares of the Company are reserved for issuance as options for eligible optionees.

(2) The Share Unit Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through the issuance by the Company of Common Shares upon settlement of Share Units, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders. The Share Unit Plan provides that 5% of the issued and outstanding Common Shares of the Company are reserved for issuance for eligible participants.

Particulars of the Option Plan

The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012, subsequently at the annual general meetings held on June 18, 2013, June 18, 2014 and June 13, 2017. The Board subsequently amended the Option Plan on April 12, 2018 and December 2, 2019. Pursuant to the Option Plan, up to a maximum of 15% of the Common Shares issued and outstanding at any time may be reserved for issuance pursuant to the exercise of Options. The Option Plan does not contain any provisions that would restrict an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Common Shares granted to such individuals.

In accordance with the term of the Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company's Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.

The Option Plan provides that the Company can reserve for issuance up to 15% of the Common Shares issued and outstanding at any time as options (each, an "Option"). As of December 31, 2019 there were 1,051,665 options issued and outstanding, this number represents 12.1% of the Company's issued and outstanding Common Shares. As of December 31, 2019, there 254,352 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 2.9% of the Company's issued and outstanding Common Shares. Accordingly, as of December 31, 2019 there were 1,306,017 Common Shares available for issuance under the Option Plan representing 15% of the Company's issued and outstanding Common Shares.

The Option Plan also contains a replenishment feature, which provides that the maximum number of Common Shares that may be issued as Options does not increase, provided that the number of Common Shares reserved for issuance under the Option Plan will automatically be replenished by an amount equal to the number of Common Shares issued upon the exercise of any Options under the Option Plan.

The exercise price for Options issued under the Option Plan will be set by the Board; however, the exercise price of an Option cannot be less than the Market Price (as defined therein) at the time of such grant of Options. The Market Price is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant date. To exercise their Options, participants must either provide a certified cheque, wire transfer or bank draft, or may utilize the net settlement feature of the Option Plan. Upon a net settlement exercise, the Company will deliver to such participant that number of Common Shares equal to the following formula:

That number of fully paid and non-assessable Common Shares ("X") equal to the number of options ("Y") multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share ("B") less the Exercise Price per Common Share ("A") by the Market Price of one Common Share ("B"). Expressed as a formula, such conversion shall be computed as follows:

X = (Y) x	(B - A)
(B)

The Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.

The Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the "Insider Participation Limit", which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Option Plan, or when combined with all of the Company's other security based compensation arrangements, cannot exceed 10% of the Company's total issued and outstanding Common Shares, respectively.

An option is personal to the grantee of the option and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause or death, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder's employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.

In the normal course of business, there are times when the Company's directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a "Blackout Period". During a Blackout Period, securities laws prohibit such persons from trading in the Company's securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Company's financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Company. The Option Plan also includes provisions pursuant to the recent amendments to the Income Tax Act (Canada) which requires the Company to withhold and remit to Canada Revenue Agency, the estimated tax on the deemed benefit arising from the exercise of a stock option. The Option Plan also provides that in the event of a change of control of the Company, or in the event of a sale of all or substantially all of either the Tiara or Reducer assets, all previously granted options will immediately vest and become exercisable.

In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "U.S. Code"), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the U.S. Code) ("ISOs"). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.

The Board may, subject to the requirements of the TSX Company Manual, at any time and from time to time, amend any of the provisions of the Option Plan without consent or approval from shareholders, including without limitation:

(a) amend, modify or terminate the Option Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder;

(b) to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission;

(c) to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying common shares of the Company from the maximum number reserved for issuance under the Option Plan;

(d) to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option's expiry date;

(e) to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option's expiry date;

(f) to make any addition to, deletion from or alteration of the provisions of the Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the board of directors to be inconsistent with the purpose of the Option Plan; and

(g) to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Option holder or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

The above amendment provisions are also subject to, among other things, the following restricted amendment provisions (which will require Disinterested Shareholder Approval as such term is defined in the TSX Company Manual):

(a) any reduction in the exercise price of an Option previously granted to an Insider (as defined in the TSX Company Manual);

(b) subject to limited exceptions, any extension of the expiry date of an Option previously granted to an Insider (as defined in the TSX Company Manual);

(c) any amendment to remove or to exceed the Insider Participation Limit (as defined in the TSX Company Manual);

(d) any increase in the maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company's issued and outstanding common shares; and

(e) any amendment to the amendment provisions described above.

Particulars of the Share Unit Plan

The Share Unit Plan was adopted by the Board on December 2, 2019, amended on February 20, 2020 and requires shareholder approval at the Company's next annual general meeting of shareholders. The Company's Share Unit Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the Share Unit Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the Share Unit Plan, to better align the interests of participants with the long-term interests of shareholders.

Since the value of share units increases or decreases with the price of the Common Shares, share units reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying compensation to share price performance. In addition, share units assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The Share Unit Plan is administered by the Compensation Committee or such other committee of the Board as may be designated by the Board. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Company, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. share units awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each share unit awarded conditionally entitles the participant to receive one Common Share upon attainment of the share unit vesting criteria.

The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the share units will be determined at the time of the grant by the Committee.

Once the share units vest, the participant is entitled to receive the equivalent number of underlying Common Shares. share units will be settled through the issuance of the Common Shares from treasury. The share units may be settled on the payout date, which will be determined by the Committee at the time of the grant, which in any event will be no later than the expiry date for such share units. The expiry date of share units will be determined by the Committee at the time of grant. However, the maximum term for all share units is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired share units are available for future grants.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan will not exceed 5% of the number of issued and outstanding shares. As of December 31, 2019, there were 152,956 share units outstanding, representing 1.8% of the Company's issued and outstanding common shares, leaving 282,383 share units available for grant, representing 3.2% of the Company's issued and outstanding common shares.

All outstanding Share Units will become vested share units on any Change of Control (as defined in the Share Unit Plan) and the payout date in connection with such participant's vested share units will be accelerated to the date of such Change of Control and the Company will issue Common Shares to participants as soon as practicable following such Change of Control.

such participant's termination or resignation; provided that in the event that any share units are subject to performance-based vesting conditions, then the vesting of such share units will accelerate only to the extent that such performance-based vesting conditions have been satisfied and further provided that if a performance-based vesting condition is, in the Board's discretion, capable of being partially performed, then vesting shall be accelerated on a pro rata basis to reflect the degree to which the vesting condition has been satisfied, as determined by the Board.

Unless otherwise determined by the Company in accordance with the Share Unit Plan, share units which have not vested on a participant's termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company's discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant's share units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited share units are available for future grants.

Share units are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's spouse, minor children or minor grandchildren, and after the participant's lifetime shall enure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the Share Unit Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Share Unit Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Share Unit Plan;

(c) to change the vesting provisions of share units;

(d) to change the termination provisions of share units or the Share Unit Plan that does not entail an extension beyond the original expiry date of the share unit;

(e) to preserve the intended tax treatment of the benefits provided by the Share Unit Plan, as contemplated therein; or

(f) any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g) no such amendment of the Share Unit Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Share Unit Plan; and

(h) Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Common Shares issuable pursuant to the Share Unit Plan other than as already contemplated in the Share Unit Plan;

(ii) an extension of the expiry date for share units granted to insiders under the Share Unit Plan;

(iii) other types of compensation through Common Share issuance;

(iv) expansion of the rights of a participant to assign share units beyond what is currently permitted in the Share Unit Plan;

(v) the addition of new categories of participants, other than as already contemplated in the Share Unit Plan;

(vi) an amendment to the number of share units which may be granted to non-employee directors; or

(vii) an amendment to the amendment provisions of the Share Unit Plan.